

TRIAD ADVISORS, LLC
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5155 Peachtree Parkway, Suite 3220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN DUDAS 305.557-3000 ext 399
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jeff Rosenthal__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Triad Advisors, LLC.__ , as of __December 31__ , 20__19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith Mason
Notary Public
Gwinnett County
My Commission Expires
September 6, 2020

_____
Notary Public

_____
Signature

__President, CEO__
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ]

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIAD ADVISORS, INC. AND SUBSIDIARY

Table of Contents

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Triad Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, LLC and Subsidiary (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc. as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
March 2, 2020

TRIAD ADVISORS, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

ASSETS

Cash and cash equivalents	$	17,508
Due from clearing broker		2,093
Commissions and fees receivable		7,570
Furniture, equipment and software, net		726
Right-of-use assets		2,443
Restricted cash		50
Intangible assets, net		4,220
Contract acquisition costs, net		14,704
Goodwill		3,760
Notes receivable		319
Prepaid expenses and other assets		1,972
	$	55,365

LIABILITIES

Commissions and fees payable	$	9,349
Accrued expenses and other liabilities		2,168
Lease liabilities		2,853
Deferred income taxes, net		2,930
Payable to Parent and affiliates		2,140
		19,440

Contingencies (Note H)

MEMBER'S EQUITY

		35,925
	$	55,365

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE A - DESCRIPTION OF BUSINESS

Triad Advisors, LLC ("Triad" or collectively with its subsidiary, the "Company") is a registered broker-dealer and registered investment advisor under the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad Advisors, LLC offers several classes of services, including agency transactions, investment advisory services and, through its subsidiary Triad Insurance, Inc., the distribution of variable and fixed insurance products to its customers located throughout the United States.

At December 31, 2019, the Company was a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"). Effective February 14, 2020, LTS became a wholly owned subsidiary of Advisor Group Holdings, Inc., which is controlled by an investor group led by Reverence Capital Partners LLC. (See Note M for further information on the transaction.)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:

The consolidated financial statement include the accounts of Triad Advisors, LLC and its wholly owned subsidiary Triad Insurance, Inc. Intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid financial instruments with a maturity of three months or less when acquired to be cash equivalents. Cash equivalents at December 31, 2019 consist of money market funds, which are carried at a fair value of $8,421. Fair value is based on quoted prices in active markets (Level 1).

Fair value measurements:

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the consolidated statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include short-term receivables, accrued expenses, and other liabilities.

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements: (continued)

The following table presents the carrying values and estimated fair values at December 31, 2019, of financial assets and liabilities and their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$ 9,087	$ 9,087		$ 9,087
Cash equivalents – money market funds	8,421	8,421		8,421
Due from clearing broker	2,093		$ 2,093	2,093
Commissions and fees receivable	7,570		7,570	7,570
Restricted cash	50		50	50
Notes receivable	319		319	319
Totals	$ 27,540	$ 17,819	$ 9,721	$ 27,540

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
LIABILITIES				
Commissions and fees payable	$ 9,349		$ 9,349	$ 9,349
Accrued expenses and other liabilities	2,168		2,168	2,168
Payable to Parent and affiliates	2,140		2,140	2,140
Totals	$ 13,657	$ 0	$ 13,657	$ 13,657

New Accounting Standard Adopted:

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company adopted the provisions of Topic 842 on January 1, 2019, using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases as of January 1,2019.

The Company elected to utilize the transition package of practical expedients permitted within the new standard, which among other things, allowed the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's consolidated statement of financial condition. The Company did not elect the hindsight practical expedient when determining the lease terms.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of $2,821 and $3,226, respectively, as of January 1, 2019. The difference between the right-of-use assets and lease liabilities was recorded to eliminate existing deferred rent balances recorded under Topic 840. The adoption of the new standard did not materially impact the Company's consolidated statement of operations and had no impact on the Company's consolidated statement of cash flows. The Company's current lease arrangements expire through 2025.

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standard Adopted (continued):

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees by aligning the accounting with the requirements for employee share-based compensation. ASU 2018-07 is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2018-07 was effective January 1, 2019 and did not have any impact on the financial statement.

Accounting Standards Issued But Not Yet Effective:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU amends the requirement on the measurement and recognition of expected credit losses for financial assets held. The ASU is effective for annual periods beginning after December 15, 2019 and interim periods within the annual periods. Early adoption is permitted, but not earlier than annual and interim periods beginning after December 15, 2018. The amendment should be applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of the beginning of the period of adoption. The Company has not elected to early adopt ASU 2016-13. The adoption of this guidance is not expected to have a material impact on the Company's financial statement.

In January 2017, The FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and applies prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. The Company has not elected to early adopt ASU 2017-04. The adoption of this guidance is not expected to have a material impact on the Company's financial statement.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurements. This ASU eliminates, adds, and modifies certain disclosure requirements for fair value measurements.

The update eliminates the requirement to disclose the amount of and reasons for transfer between Level 1 and Level 2 of the fair value hierarchy and introduces a requirement to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This guidance will be effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company will adopt this new standard on January 1, 2020. Adoption is not expected to have a material impact on the Company's financial statement and related disclosures.

Intangible assets:

Intangible assets are being amortized over their estimated useful lives on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation and Amortization:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease.

Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis (see Note F).

Accounting guidance on the testing of goodwill for impairment allows entities the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The Company's quantitative assessment indicated that there was no impairment of goodwill in 2019.

See Note F for a change to the carrying amount of goodwill during 2019.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for the lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for office equipment to account for each separate lease component of a contract and its associated non-lease components (lessor provided maintenance) as a single lease component.

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE C – COST FROM CONTRACTS WITH CUSTOMERS

Costs to Obtain a Contract with a Customer:

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the consolidated statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors to affiliates, and thereby bring their client's accounts to the Company which generates ongoing commissions revenue and monthly services fee revenue to the Company.

An additional cost to obtain an independent financial advisor may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company. The Company may offer new independent financial advisors a forgivable loan as part of his/her affiliation offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the independent advisory and brokerage firm.

The balance of contract acquisition costs, net, was $14,704 as of December 31, 2019, an increase of $2,108 compared to December 31, 2018. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

NOTE D - FURNITURE, EQUIPMENT AND SOFTWARE

Components of furniture, equipment and software included in the consolidated statement of financial condition at December 31, 2019 were as follows:

Furniture and fixtures	$ 243
Office equipment	33
Computer equipment	322
Software	550
Leasehold improvements	465
Construction in progress	186
Total cost	1,799
Less accumulated depreciation	(1,073)
	$ 726

NOTE E - NOTES RECEIVABLE

The Company has granted loans to certain independent contractor financial advisors, which mature between 2020 and 2021. These loans are evidenced by notes, which bear interest and are collectible or forgiven in accordance with the terms of the related agreements.

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE F - INTANGIBLE ASSETS AND GOODWILL

Intangible assets subject to amortization as of December 31, 2019 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 5,566	$ 4,220

The annual impairment test performed at December 31, 2019, based on a quantitative assessment (see Note B - "Goodwill"), did not indicate that the carrying value of goodwill had been impaired

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to compute its net capital under the alternative method allowed by this rule.

At December 31, 2019, the Company had net capital of $9,916, which was $9,666 in excess of its required net capital of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii).

NOTE H - CONTINGENCIES

From July 2019 to January 2020, nine customers filed arbitration claims against the Company, asserting, among other things, that the Company was negligent in permitting its registered representatives to solicit investments in private placements offered by GPB Capital Holdings, because of purported excessive risk and unsuitability. The customers assert, among other claims, claims for negligence, breach of contract, failure to supervise, and breach of fiduciary duty. Total compensatory damages sought for investments in GPB Capital Holdings that occurred at the Company are approximately $2,275. Also, a purported class action lawsuit was filed in United States District Court for the Western District of Texas in October 2019 against GPB Capital Holdings, and a number of other defendants including its founder, distributing broker-dealer auditor, fund administrator, and 76 broker-dealers that offered its funds, including the Company. The lawsuit alleges, among other things, fraud, breach of fiduciary duty, negligence, and violation of the Texas Securities Act in connection with sales of private placements offered by GPB Capital Holdings. Damages are unspecific. The Company intends to vigorously defend against all of these matters. Motions to dismiss the purported class action lawsuit are currently pending. In addition to the filed claims above, the Company may be subject to unasserted claims or arbitrations related to GPB Capital Holdings for an undetermined number of customers. The amount of potential losses related to the unasserted claims, cannot be reasonably estimated.

In the ordinary course of business, in addition to the above, the Company is a defendant in other litigation, arbitration and regulatory precedings, and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. Disclosure of matters and related amounts is made when the criteria under GAAP is met for such disclosures. With respect to these pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE I - LEASES

The Company has obligations as a lessee for office space and office equipment with initial noncancelable terms in excess of one year, which expire through 2025. The Company classified the leases as operating leases. The office space lease contains a renewal option for 5 years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option is excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes. This variable lease payment is not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the consolidated statement of financial condition as of December 31, 2019 were as follows:

Operating lease ROU assets	$ 2,443
Operating lease liabilities	$ 2,853

Weighted average remaining lease term as of December 31, 2019 is 5.2 years.

Weighted average discount rate was 4.22%.

Maturities of lease liabilities under noncancelable operating lease as of December 31, 2019 are as follows:

2020	$ 549
2021	613
2022	628
2023	641
2024	652
Thereafter	109
Total undiscounted lease payments	3,192
Less imputed interest	(339)
Total Lease liabilities	$ 2,853

NOTE J - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statement. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

NOTE J - INCOME TAXES (CONTINUED)

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2019.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2019, the Company has an immaterial amount of uncertain tax positions.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2019 are as follows:

Deferred tax asset:	
Lease liabilities	$ 104
Deferred stock compensation	10
Settlement reserve	20
Deferred tax liability:	
Contract acquisition costs	(1,867)
Goodwill	(837)
Furniture, equipment and software	(88)
Intangibles	(272)
Deferred income taxes, net	$ (2,930)

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2019, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2016 through 2019.

NOTE K - RELATED PARTY TRANSACTIONS

The Company has a service agreement with LTS for providing service and support to the Company. The Company obtains its errors and omissions insurance and data management services through LTS. The Company also has service agreements in effect at December 31, 2019 with Investacorp Inc. and Securities America, Inc., wholly-owned subsidiaries of LTS. The Company incurred and paid business consulting fees to an entity owned by a director and former shareholder of the Company.

NOTE L - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer transactions are cleared by a securities broker-dealer pursuant to a clearing agreement. The Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to

TRIAD ADVISORS, LLC. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition
December 31, 2019
(in thousands)

purchase or sell securities at unfavorable market prices. At December 31, 2019, there were no amounts to be indemnified to the clearing broker for customer accounts.

NOTE L - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

At December 31, 2019, the amount due from clearing broker reflected in the accompanying consolidated statement of financial condition includes cash and commissions receivable, which are due from one clearing broker. In addition, the Company maintains cash equivalents in the amount of $8,421 with this clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited.

In addition, the Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Commissions and fees receivable are due from mutual fund and insurance companies. These receivables are uncollateralized.

NOTE M – SUBSEQUENT EVENT

On November 11, 2019, LTS, the then parent company of Triad Advisors, LLC., entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among LTS, Advisor Group Holdings, Inc., a Delaware corporation ("Advisor Group"), and Harvest Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Advisor Group ("Merger Sub"). Under the Merger Agreement, on February 14, 2020, Merger Sub merged with and into LTS (the "Merger"), with LTS continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Advisor Group. As a result of the Merger, a change of control of LTS occurred, and LTS is now a wholly owned subsidiary of Advisor Group, which is controlled by an investor group led by Reverence Capital Partners LLC.

The Merger caused each share of LTS Common Stock to be cancelled and converted into the right to receive $3.50 in cash (the "Merger Consideration").